U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

J.P. Morgan Partners (BHCA), L.P.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

NuCo2, Inc.  ("NUCO")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

Ocotber 21, 2002

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing            Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    Reported      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             Transaction   (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
                                                                                                  and 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                      10.
                                                                                                            9.        Owner-
                                                                                                            Number    ship
                                                                                                            of        Form
               2.                                                                                           Deriv-    of
               Conver-                           5.                              7.                         ative     Deriv-  11.
               sion                              Number of                       Title and Amount           Secur-    ative  Nature
               or                                Derivative     6.               of Underlying      8.      ities     Secur- of
               Exer-         3A.Deemed  4.       Securities     Date             Securities         Price   Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of      ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-  Owned     (D)or  Bene-
1.             of      action  Date     Code     of(D)          (Month/Day/Year)          Amount    ative   Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-  ing       direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity     Reported  (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.  Transact- (Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares     5)     ion(s)      4)      4)
                                                                                                            (Instr. 4)
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
Options
(right
to                                                                               Common
purchase)      $7.25   N/A             N/A  N/A   N/A   N/A     (FN 1)  10/02/09 Stock     6,000    N/A       6,000     I    (FN 2)
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Options (right
to                                                                               Common
purchase)      $7.82   N/A             N/A  N/A   N/A   N/A     (FN 3)  1/01/11  Stock     10,000   N/A       10,000    I     (FN 2)
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                                                                                 Common
Warrants       $6.65   N/A             N/A  N/A   N/A   N/A     Immed.  10/31/04 Stock     335,101  N/A       665,403   D
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                                                                                 Common
Warrants       $6.65   N/A             N/A  N/A   N/A   N/A     Immed.  10/31/05 Stock     330,302  N/A       665,403   D
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Convertible
Preferred                                                                        Common
Stock (FN 5)   $9.28   N/A             N/A  N/A   N/A   N/A     Immed     N/A    Stock     628,927  N/A       628,927   D
                (FN 4)
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Options
(right                                                                           Common
to purchase)   $8.69   10/21/02         A         6,000         (FN 6)  10/21/12 Stock      6,000   N/A       6,000     I     (FN 2)
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

Explanation of Responses:

(1) One-third of the number of shares subject to the option were exercisable commencing on October 20, 2000, one-third of the number of shares subject to the option were exercisable commencing on October 20, 2001 and the final one-third of the number of shares subject to the option were exercisable commencing on October 20, 2002.

(2) The option was granted to Richard Waters, a limited partner of the JPMP Master Fund Manager, L.P., which is the general partner of J.P. Morgan Partners
(BHCA), L.P. ("JPM BHCA") and a Managing Director of the general partner of JPMP Master Fund Manager, L.P. Mr. Waters is obligated to exercise the option at the request of, and to transfer any shares issued under the stock option to, JPM BHCA.

(3) One-fifth of the number of shares subject to the option were exercisable commencing January 2, 2001, one-fifth of the number of shares subject to the option were exercisable commencing January 2, 2002, one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2003, one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2004 and the final one-fifth of the number of shares subject to the Common Stock Option are exercisable commencing January 2, 2005.

(4) Pursuant to the anti-dilution provisions of the warrants and the convertible preferred stock, the number of shares of common stock issuable upon exercise of outstanding warrants increased and the conversion price of the Convertible Preferred Stock decreased as the result of a private placement effected on August 22, 2002.

(5) Dividends are payable in kind if not paid in cash.

(6) One-third of the number of shares subject to the option are exercisable commencing on October 21, 2003, one-third of the number of shares subject to the options are exercisable commencing on October 21, 2004, and the final one-third of the number of shares subject to the option are exercisable commencing on October 21, 2005.


J.P. Morgan Partners (BHCA), L.P.

By:   JPMP Master Fund Manager, L.P.,
       its General Partner

By:   JPMP Capital Corp.,
       its General Partner

     /s/ Richard D. Waters, Jr.                               10/23/02
By: -----------------------------------------            --------------------
      Richard D. Waters, Jr.                                    Date
      Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT         DEEMED                ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)          FOR               EXECUTION             OR TRADING SYMBOL
                                                                   MONTH/DAY/YEAR    DATE, IF ANY
                                                                                     (MONTH/DAY/YEAR)
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
JPMP Master Fund Manager, L.P.          J.P. Morgan Partners        October 21, 2002   N/A                  NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC           (BHCA), L.P.
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       October 21, 2002    N/A                  NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC          (BHCA), L.P.
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        October 21, 2002    N/A                  NuCo2, Inc. ("NUCO")
270 Park Avenue                        (BHCA), L.P.
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                 J.P. Morgan Partners        October 21, 2002    N/A                  NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC          (BHCA), L.P.
1221 Avenue of the Americas
40th Floor
New York, NY 10020

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
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                                                              TITLE OF
                                                              DERIVATIVE
                                                              SECURITIES
                                                              AND TITLE AND
                                                              AMOUNTS OF
                                                              SECURITIES
 NAME AND ADDRESS OF             TITLE OF      AMOUNT OF      UNDERLYING      OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
 REPORTING PERSON                SECURITY      SECURITIES     DERIVATIVE      DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
                                               BENEFICIALLY   SECURITIES      INDIRECT (I)                            INTEREST
                                               OWNED           (Note 1)
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

JPMP Master Fund Manager, L.P.   N/A            N/A            See Table II     I               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                   Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation         N/A            N/A            See Table II     I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                  Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.          N/A            N/A            See Table II     I              See Explanatory        No
270 Park Avenue                                                                                Note 4 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.           N/A            N/A             See Table II    I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                  Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(2) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(3) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager ("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(4) The amounts shown in Table II represent beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) JPMP Capital Corporation, the general partner of MF Manager and (b) Chatham Ventures, Incorporated, the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.